11015056

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Dls 2/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 14702

Securities and Exchange Commission
RECEIVED
JAN 31 2011
Branch of Registrations and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ruane, Cunniff & Goldfarb LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, Suite 4701
(No. and Street)

New York	NY	10153-4798
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Quinones, Jr. (212) 832-5280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Dls 2/11

OATH OR AFFIRMATION

I, Joseph Quinones, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ruane, Cunniff & Goldfarb LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ZAHRA PAULTRE
Notary Public, State of New York
No. 01PA6004783
Qualified in Queens County
Commission Expires March 30, 2014

Signature

Treasurer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Goldfarb LLC

767 Fifth Avenue, Suite 4701
New York, New York 10153

January 31, 2011

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of Ruane, Cunniff & Goldfarb LLC (Member Organization) have caused an audit to be made in accordance with prescribed regulations and have arranged for the preparation of a Focus report Part III based upon such audit.

WE HEREBY CERTIFY THAT, to the best of our knowledge and belief, the accompanying Focus Report Part III prepared as of December 31, 2010, represents a true and correct financial statement of our organization and that the Report will promptly be made available to those members and allied members whose signatures do not appear below.

Robert D. Goldfarb
President

Joseph Quinones, Jr.
Treasurer/Secretary

We hereby attest that the accompanying Focus Report Part III as of December 31, 2010 has been audited by us.

BBD, LLP

BBD, LLP

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Members of
Ruane, Cunniff & Goldfarb LLC

We have audited the statement of financial condition of Ruane, Cunniff & Goldfarb LLC (a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc.) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruane, Cunniff & Goldfarb LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
January 31, 2011

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
Securities owned, at market value ***(Note 2)***	$1,594,192
Total assets	$1,594,192
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued expenses	$ 24,431
Due to Parent	30,900
Total liabilities	55,331
MEMBER'S EQUITY	1,538,861
Total liabilities and member's equity	$1,594,192

See accompanying notes

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF INCOME

Year ended December 31, 2010

REVENUE	
Commissions	$3,545,784
Net gain on investments in securities	20,617
Interest and dividends	301
Total revenue	3,566,702
EXPENSES	
Salaries and employee benefits	1,414,956
Floor brokerage, exchange and clearance fees	1,277,471
Communications and data processing	212,756
Occupancy	87,200
Payroll and other taxes	31,659
Other operating expenses	141,771
Total expenses	3,165,813
Income before income taxes	400,889
INCOME TAXES *(Note 3)*	30,900
NET INCOME	$ 369,989

See accompanying notes

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2010

BALANCE, beginning of year	$1,168,872
Net income	369,989
BALANCE, end of year	$1,538,861

See accompanying notes

RUANE, CUNNIFF & GOLDFARB LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES	
Net income	$ 369,989
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized gain on securities owned	(20,617)
(Increase) decrease in	
Due from clearing broker	191,712
Increase (decrease) in	
Accrued expenses	(23,646)
Due to/from Parent	60,600
Net cash provided by operating activities	578,038
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES	
Purchase of investment securities, net	(578,038)
Net change in cash	-
CASH AND CASH EQUIVALENTS	
Beginning of year	-
End of year	$ -

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ruane, Cunniff & Goldfarb LLC (the ***"Company"***) is a limited liability company formed on December 3, 2003, pursuant to the Laws of the State of Delaware to engage in the general business of a broker or dealer in securities, and commenced operations on January 1, 2004. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. (the ***"Parent"***), a registered investment adviser under the Investment Advisers Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer, among other custodians, carry all of the accounts of the customers and maintain and preserves all related books and records as are customarily kept by the clearing broker/dealer and other custodians.

Revenue Recognition

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income recorded on a trade date basis would not be materially different.

Investments

Investments include investments in money market mutual funds valued at the funds' quoted net asset value and investments in equity securities valued at the closing price. The Company recognizes realized and unrealized appreciation or depreciation in income.

Income Taxes

Current income taxes are provided for taxable earnings at the appropriate statutory rate applicable to such earnings.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SECURITIES OWNED

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Company's investments, at quoted market value, as of December 31, 2010:

Level 1 – quoted prices

Investment in equity securities	$ 125,663
Investment in money market funds	1,468,529
	$1,594,192

(3) INCOME TAXES

The Company is a single member limited liability company. As such, its taxable income is included in its Parent's taxable income. The Parent, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporate income taxes, the stockholders separately account for their pro rata share of the Parent's items of income, deductions, losses and credits. As a result of this election, no Federal income taxes have been recognized by the Parent. The Parent is subject to New York State "S" corporation minimum franchise tax. The Parent is also subject to New York City General Corporation income tax since S Corporation status is not recognized for purposes of this tax. The Company has been allocated its share of tax expense to the extent that the Company's income increases the Parent's tax liability.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It also establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns and requires certain expanded tax disclosures. Management has considered this guidance and made the determination that there is no impact to the financial statements. The tax returns of the Parent for the years 2007-2009 remain subject to examination by tax authorities.

(4) MEMBER'S EQUITY

Capital Contributions

The initial capital of the Company was $500,000, all of which was contributed by the Parent. The Company may accept additional contributions or loans from other persons upon written consent of the Parent.

Withdrawals

Members may withdraw all or any part of their capital upon written consent of the Parent and if such withdrawal is in compliance with requirements of regulatory authorities. During the year ended December 31, 2010, the Parent did not withdraw any capital.

(5) COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with several of its executive officers. The agreements provide for compensation based on a designated percentage of commissions earned by the Company related to clients introduced by each officer. Upon voluntary termination, disability or death of such officer, the Company is obligated to pay the former officer a percentage of the monthly payment that would normally be paid under the contract. Payments will continue at an annually declining percentage until the seventh anniversary of the commencement of such payments. In October 2005, one of the executive officers passed away and the Company commenced making payments which are included in the Statement of Income under the caption Salaries and employee benefits.

In as much as the amount of the Company's liability under these contracts cannot be reasonably estimated, no accrual has been recorded during the current period of service.

Further, in the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $1,352,641 which was $1,252,641 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2010.

(7) RELATED PARTY TRANSACTIONS

Rent for office space, charges for employees' salaries and benefits, equipment usage and other administrative expenses are paid to the Parent at agreed-upon rates.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains certain cash and securities accounts with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(9) SUBSEQUENT EVENTS

GAAP requires recognition in the financial statements of the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Financial Condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.

Management has evaluated subsequent events in the preparation of the Company's financial statements through January 31, 2011 which is the date the financial statements will be issued.

RUANE, CUNNIFF & GOLDFARB LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2010	**Schedule I**
Total member's equity from statement of financial condition	$1,538,861
Less: Excess insurance deductible	138,000
Net capital before haircuts on securities	1,400,861
Haircut on securities	48,220
Net capital	$1,352,641
Total aggregate indebtedness	$ 55,331
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$1,252,641
Ratio of aggregate indebtedness to net capital	0.04 to 1

Note: There were no material differences between the above computation and that included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

OTHER INFORMATION

December 31, 2010

1. **Computation for determination of reserve requirements under Rule 15c3-3**
The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing LLC, its clearing firm, on a fully disclosed basis.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Ruane, Cunniff & Goldfarb LLC

In planning and performing our audit of the financial statements of Ruane, Cunniff & Goldfarb LLC (the ***"Company"***), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
January 31, 2011

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Members of Ruane, Cunniff & Goldfarb LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (*"**SIPC**"*) for the fiscal year ended December 31, 2010, which were agreed to by Ruane, Cunniff & Goldfarb LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ruane, Cunniff & Goldfarb LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ruane, Cunniff & Goldfarb LLC's management is responsible for Ruane, Cunniff & Goldfarb LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
January 31, 2011